

Mail Stop 4561

September 5, 2006

Jeffrey N. Edwards
Senior Vice President and Chief Financial Officer
Merrill Lynch & Co., Inc.
4 World Financial Center
New York, New York 10080

> **Re:** **Merrill Lynch & Co., Inc.**
> **Form 10-K for the Fiscal Year Ended December 30, 2005**
> **Forms 10-Q for the Fiscal Quarters Ended June 30, 2006 and March 31, 2006**
> **File No. 1-07182**

Dear Mr. Edwards:

We have reviewed the responses in your letter filed on August 24, 2006 and have the following additional comments.

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<u>10-K for the Fiscal Year Ended December 30, 2005</u>

<u>Management's Discussion and Analysis</u>

<u>Liquidity Risk Management, page 48</u>

1. In future filings please explain why you had negative cash flows from operating and investing activities for the periods ending December 31, 2005 and 2004.

<u>Consolidated Statements of Cash Flows, page 72</u>

2. We have reviewed your response to comment 2 of our letter dated July 6, 2006. As the impact of the net cash flows associated with loans you originated and acquired with the intent to sell appears quantitatively and qualitatively material to cash flows from operating and investing activities, please amend your December

31, 2005 10-K and applicable Forms 10-Q to restate your Statements of Cash Flows to present these cash flows as operating activities. Please include a financial statement footnote describing and quantifying the correction of an error.

3.   We note your disclosure on page 95 regarding your accounting policies for retained interests in securitized loans. Please tell us how you classify cash flows related to retained interests in securitized loans and your basis for that treatment. In your response, please distinguish between the retained interests classified as trading securities and available-for-sale securities. Describe how you separate the actual amount of cash flows from non-cash exchanges related to the retained interests for reporting on your Statements of Cash Flows.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3474 if you any questions.

Sincerely,

Sharon Blume
Reviewing Accountant